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December 14, 2007

VIA EDGAR

H. Christopher Owings, Esq.
Assistant Director Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Re:	Whitehall Jewelers Holdings, Inc. (formerly known as BTHC VII, Inc.)
Form S-1, Amendment No. 4, filed December 14, 2007
(the “Registration Statement”) File No. 333-145863

Dear Mr. Owings:

     On behalf of Whitehall Jewelers Holdings, Inc. (the “Registrant”), we have filed simultaneously by EDGAR Amendment No. 4 to the above-referenced Registration Statement (“Amendment No. 4”), which amendment addresses comments contained in the Comment Letter (as defined below).

     This letter is in response to the comments of the Staff set forth in its letter dated December 12, 2007, concerning the above-referenced Registration Statement (the “Comment Letter”). In addition, we received a verbal comment from the Staff on December 14, 2007. For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our response to the corresponding comment.

     Capitalized terms used herein and not otherwise defined herein have the meaning set forth in Amendment No. 4.

General

1.

We note your response to prior comment one and continue to believe that the offering is an indirect primary offering that must be made at a fixed price or a range in reliance on Rule 430A in order to meet the requirements of Schedule A, paragraph 16 of the Securities Act and Item 501(b)(3) of Regulation S-K. Please revise accordingly and identify the Prentice and Millennium entities as underwriters.

H. Christopher Owings, Esq.
Securities and Exchange Commission
December 14, 2007

As discussed earlier with the Staff, the Registrant will revise Amendment No. 4 to reflect the agreement arrived at with the Staff earlier today to remove shares held by affiliates of Prentice Capital Management, LP from the Registration Statement.

Risk Factors, page 9

Future sales of our common stock..., page 16

2.

We note your response to prior comment two and the statement on page 16 that the shares offered by this registration statement represent a multiple of approximately 25 times the number of freely tradable shares. Please revise the introductory sentence to clearly and concisely disclose the significant degree to which the shares offered by this registration statement would dilute existing freely tradable shares. In this regard, we note that 16.5 million represents a multiple that is more than 50 times 314,719.

The revisions requested by the Staff have been made. Please "Risk Factors - Future sales of our common stock may depress our stock price" on pages 17 and 18 of Amendment No. 4.

Executive Compensation, page 70

3.

We note your response to prior comment four. You refer on page 73 to several factors that the board considered "to the extent" actual salary, bonus and equity components varied from the comparable company medians. Please revise to state, if true, that the elements of your executives' compensation did not vary from the comparable company medians. Alternatively, revise to quantify and explain how the elements of compensation varied from those medians.

We have revised our disclosure on page 74 in response to the comment. We respectfully submit and reconfirm that there was no quantitative analysis, detailed methodology or breakdown of the comparable company medians and other factors considered by the Board of Directors in setting compensation for the named executive officers.

Certain Relationships and Related Transactions, page 93

4.

We note your response to prior comment six and revised disclosure explaining that the number of shares Prentice and Holtzman received was based on $85 million, a valuation of the company. Please revise to briefly describe the nature, timing, material assumptions, and principal parties of the $85 million valuation, including who paid for and conducted the valuation.

H. Christopher Owings, Esq.
Securities and Exchange Commission
December 14, 2007

The revisions requested by the Staff have been made. Please see the revised disclosure in "Certain Relationships and Related Transactions and Director Independence" on pages 94 and 95 of Amendment No. 4.

5.

Please revise to disclose all related person transactions. We note, as a non-exclusive example, the $300,000 fees paid to an affiliate of Mr. Halter, who was a related person during the time period covered by Item 404 of Regulation S-K. Please revise or advise.

The revisions requested by the Staff have been made. Please the revised disclosure in "Certain Relationships and Related Transactions and Director Independence" on page 95 of Amendment No. 4.

Verbal Comment - MD&A Liquidity and Capital Resources, page 42

Please revise MD&A Liquidity and Capital Resources section to reflect Company plan to address funding issue presented in the new Risk Factor. See Item 303 of Regulation S-K.

The revisions requested by the Staff have been made on page 42 of Amendment No. 4.

     We respectfully request your prompt review of Amendment No. 4 to the Registration Statement. If you have any questions or comments or require further information with respect to this submission, please do not hesitate to call me at (212) 756-2053 or Eleazer Klein of this firm at (212) 756-2376.

Very truly yours,

/s/ Alon Harnoy, Esq.
Alon Harnoy, Esq.

cc:	Peter Michielutti
Whitehall Jewelers Holdings, Inc.
Executive Vice President and Chief Financial Officer

Robert B. Nachwalter
Whitehall Jewelers Holdings, Inc.
Senior Vice President and General Counsel

Michael Yager
Whitehall Jewelers Holdings, Inc.
Vice President and Controller

Eleazer Klein
Schulte Roth & Zabel LLP